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                     December 7, 2023

       Keith Goldan
       Chief Financial Officer
       Syndax Pharmaceuticals Inc
       35 Gatehouse Drive, Building D, Floor 3
       Waltham, Massachusetts 02451

                                                        Re: Syndax
Pharmaceuticals Inc
                                                            Form 10K for Fiscal
Year Ended December 31, 2022
                                                            File No. 001-37708

       Dear Keith Goldan:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences